Pricing Supplement No. 3            Filing under Rule 424(b)(3) with respect to
Dated February 5, 1998              Registration Statement No. 333-00745
CUSIP No.:  37033LEY8

(To Prospectus dated February 23, 1996 and
Prospectus Supplement dated February 28, 1996)


                                  $500,000,000

                               GENERAL MILLS, INC.

                           MEDIUM-TERM NOTES, SERIES E

                                  $100,000,000

                5.82% REset Put Securities ("REPS Service Mark")*

                      Principal Amount:   US $100,000,000
    Fixed Initial Public Offering Price
 (as a percentage of principal amount):   100%
                   Original Issue Date:   February 5, 1998
                         Interest         Rate:  Prior to February 5, 2003,
                                          5.82%,  payable  semi-annually on
                                          February  5th and  August 5th of each
                                          year,  commencing  August 5, 1998 on
                                          30/360  day  basis,  subject  to
                                          reset from and after February 5, 2003,
                                          as described under "Additional
                                          Terms - Coupon Reset Process
                                          if Notes are Called"
       Callable by Morgan Stanley & Co.
                 International Limited:   See "Additional Terms - Call Option;
                                          Put Option"
                Repayable upon Exercise
                     of the Put Option:   See "Additional Terms - Call Option;
                                          Put Option"
                     Extension Periods:   N/A
                        Final Maturity:   February 5, 2023
                       Repurchase Price
         (for Original Discount Notes):   N/A
              Type of Note (Check One):
                        Book-Entry Note      X
                      Certificated Note
                           Underwriter:   Morgan Stanley & Co. Incorporated
                              Discount:   0.495%
                Proceeds to the Company
 (as a percentage of principal amount):   103.725%
                     Calculation Agent:   Morgan Stanley & Co. Incorporated

      "N/A" as used herein means "Not Applicable." "A/S" as used herein means "as stated in the Prospectus Supplement referred to above."

      As of the date of this Pricing Supplement, the aggregate initial public offering price (or its equivalent in other currencies) of the Debt Securities (as defined in the Prospectus) which have been sold (including the Notes to which this Pricing Supplement relates) is $268,000,000.


      * REPS is a service mark of Morgan Stanley, Dean Witter, Discover & Co.

                                ADDITIONAL TERMS


        These Additional Terms constitute a part of Pricing Supplement No. 3 dated February 5, 1998 of General Mills, Inc. and contains a description of additional terms and provisions applicable to the 5.82% REset Put Securities (the "Notes") constituting a tranche of Medium-Term Notes, Series E. The Notes are described in the Prospectus and the Prospectus Supplement for the Medium-Term Notes, Series E, referenced above, and reference is made thereto for a detailed summary of additional provisions of the Notes. The Notes are Fixed Rate Notes as described in the Prospectus Supplement, subject to and as modified by the Coupon Reset Process and other provisions described below. The description of the particular terms of the Notes set forth in this Pricing Supplement supplements, and to the extent inconsistent therewith replaces, the description of the terms and provisions of the "Debt Securities" in the Prospectus and the "Notes" in the Prospectus Supplement. Capitalized terms used but undefined herein shall have the meanings given such terms in such Prospectus and Prospectus Supplement.


Interest Rate and Interest Payment Dates

        The Notes will bear interest at the rate of 5.82% from February 5, 1998 to but excluding February 5, 2003 (the "First Coupon Reset Date"). The First Coupon Reset Date, February 5, 2008, February 5, 2013 and February 5, 2018 are each referred to herein as a "Coupon Reset Date." To the extent that the Company has not purchased the aggregate principal amount of the Notes, in whole, the nearest Coupon Reset Date is referred to herein as the "Applicable Coupon Reset Date." Interest on the Notes is payable semi-annually on February 5th and August 5th of each year, commencing August 5, 1998 (each an "Interest Payment Date"). Interest will be calculated based on a 360 day year consisting of twelve 30 day months. On each Interest Payment Date, interest shall be payable to the Holders in whose name the Notes are registered on the books of the Trustee on on the fifteenth calendar day (whether or not a Business Day) immediately preceding the related Interest Payment Date (each a "Record Date"). "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law or regulation to be closed.

        If the Callholder (as defined below) elects to purchase the principal amount of Notes pursuant to its Call Option (as defined below), the Calculation Agent (as defined below) will reset the interest rate effective on the Applicable Coupon Reset Date for the Notes, pursuant to the Coupon Reset Process described below. In such circumstance, (i) the principal amount of Notes will be purchased by the Callholder at 100% of the principal amount thereof on the Applicable Coupon Reset Date, on the terms and subject to the conditions described herein (interest accrued to but excluding the Applicable Coupon Reset Date will be paid by the Company on such date to the Holders on the most recent Record Date), and (ii) on and after the Applicable Coupon Reset Date, the Notes will bear interest at the rate determined by the Calculation Agent in accordance with the procedures set forth under "Coupon Reset Process if Notes are Called" below.

Maturity Date

        The Notes will mature on February 5, 2023 (the "Maturity Date"). On the Applicable Coupon Reset Date, Holders of the Notes will be entitled to receive 100% of the principal amount thereof either from (i) the Callholder, if the Callholder purchases the Notes pursuant to its Call Option or (ii) the Company, by the exercise of the Put Option (as defined below) by the Trustee for and on behalf of the holders of the Notes, if the Callholder does not purchase the Notes pursuant to the Call Option. If the Call Option is not exercised or if the Call Option otherwise terminates, the Trustee is required to exercise the Put Option without the consent of, or notice to, the holders of the Notes. See "Call Option; Put Option" below.

        For persons holding the Notes (or an interest therein) on the Applicable Coupon Reset Date, the effect of the operation of the Call Option and Put Option will be that such holders will receive 100% of the principal amount of such Notes on the Applicable Coupon Reset Date.

Call Option; Put Option

        (i) Call Option. In connection with the original issuance of the Notes, the "Callholder" will be Morgan Stanley & Co. International Limited. As described below, while the Notes are oustanding, the Callholder, by giving notice to the Trustee (the "Call Notice"), has the right to purchase the aggregate principal amount of Notes, in whole but not in part (the "Call
Option"), on the Applicable Coupon Reset Date, at a price equal to 100% of the principal amount thereof (the "Call Price") (interest accrued to but excluding the Applicable Coupon Reset Date to be paid by the Company on such date to the Holders on the most recent Record Date). The Call Notice shall be given to the Trustee, in writing, prior to 4:00 p.m., New York time, no later than fifteen calendar days prior to the Applicable Coupon Reset Date.

        In the event the Callholder exercises its rights under the Call Option, unless terminated in accordance with its terms, (i) not later than 2:00 p.m., New York time on the Business Day prior to the Applicable Coupon Reset Date, the Callholder shall deliver the Call Price in immediately available funds to the Trustee for payment of the Call Price on the Applicable Coupon Reset Date and
(ii) the holders of the Notes will be required to deliver and will be deemed to have delivered the Notes to the Callholder against payment therefor on the Applicable Coupon Reset Date through the facilities of the Depositary. No holder of any Notes or any interest therein shall have any right or claim against the Callholder as a result of the Callholder's decision whether or not to exercise the Call Option or performance of its obligations thereunder.

        The Call Option provides for certain circumstances under which the Call Option may be terminated (as set forth below). If the Call Option is terminated, notice of such termination shall be immediately given in writing to the Trustee by the Callholder or the Company, as the case may be. If the Call Option is not exercised or if the Call Option otherwise terminates, the Trustee is required to exercise the Put Option described below.

        Except as otherwise specified in clause (i) below, the Call Option will automatically and immediately terminate, no payment will be due hereunder from the Callholder, and the Coupon Reset Process will terminate, if any of the following occurs: (i) an Event of Default occurs under Sections 501(1), 501(2), 501(3) or 501(4), respectively, under the Indenture (in such event, termination is at the Callholder's option) or under Sections 501(5) or 501(6) under the Indenture (in such event, termination is automatic), (ii) the Callholder fails to deliver the Call Notice to the Trustee prior to 4:00 p.m., New York time, on the fifteenth calendar day prior to the Applicable Coupon Reset Date; (iii) the Company reacquires all rights under the Call Option, as referenced in the Note;
(iv) on the Bid Date (as defined below), fewer than two Dealers submit timely Bids (as defined below) substantially as provided below; or (v) the Callholder fails to pay the Call Price by 2:00 p.m., New York time, on the Business Day prior to the Applicable Coupon Reset Date.

        (ii) Put Option. If the Call Option is not exercised or if the Call Option otherwise terminates, the Trustee is required to exercise the right of the Holders of the Notes to require the Company to purchase the aggregate principal amount of Notes, in whole but not in part (the "Put Option"), on the Applicable Coupon Reset Date at a price equal to 100% of the principal amount thereof (the "Put Price"), plus accrued but unpaid interest to but excluding such Applicable Coupon Reset Date, in each case, to be paid by the Company to such Holders on the Applicable Coupon Reset Date. If the Trustee exercises the Put Option then the Company shall deliver the Put Price in immediately available funds to the Trustee by no later than 12:00 p.m. New York time on the Applicable Coupon Reset Date and the holders of the Notes will be required to deliver and will be deemed to have delivered the Notes to the Company against payment therefor on the Applicable Coupon Reset Date through the facilities of the Depositary. By its purchase of Notes, each holder irrevocably agrees that the Trustee shall exercise the Put Option relating to such Notes for or on behalf of such Notes as provided herein. No holder of any Notes or any interest therein has the right to consent or object to the exercise of the Trustee's duties under the Put Option.

        The transactions described above will be executed on the Applicable Coupon Reset Date through the Depositary in accordance with the procedures of the Depositary, and the accounts of participants will be debited and credited and the Notes delivered by book-entry as necessary to effect the purchases and sales thereof. For further information with respect to transfers and settlement through the Depositary, see "Description of the Notes--Book-Entry System" in the above-referenced Prospectus Supplement.

Notice to Holders by Trustee

        In anticipation of the exercise of the Call Option or the Put Option on the Applicable Coupon Reset Date, the Trustee shall notify the Holders of the Notes, not less than 30 days nor more than 60 days prior to the Applicable Coupon Reset Date, that all Notes shall be delivered on the Applicable Coupon Reset Date through the facilities of the Depositary against payment of the Call Price by the Callholder under the Call Option or payment of the Put Price by the Company under the Put Option. The Trustee shall notify the Holders of the Notes once it is determined whether the Call Price or the Put Price shall be delivered.

Coupon Reset Process if Notes are Called

        The following discussion describes the steps to be taken in order to determine the interest rate to be paid on the Notes on and after the Applicable Coupon Reset Date in the event the Call Option has been exercised with respect to the Notes.

        Under the Notes and pursuant to a Calculation Agency Agreement, Morgan Stanley & Co. Incorporated has been appointed the calculation agent for the Notes in connection with the Call Option (in such capacity as calculation agent, the "Calculation Agent"). If the Callholder has exercised the Call Option as set forth above under "Call Option; Put Option", then the following steps (the "Coupon Reset Process") shall be taken in order to determine the interest rate to be paid on such Notes from and including such Applicable Coupon Reset Date to but excluding the next Applicable Coupon Reset Date or, if there are no more Applicable Coupon Reset Dates, the Maturity Date. The Company and the Calculation Agent shall use reasonable efforts to cause the actions contemplated below to be completed in as timely a manner as possible.

               (a) The Company shall provide the Calculation Agent with (a) a list (the "Dealer List"), no later than five Business Days prior to the Applicable Coupon Reset Date, containing the names and addresses of three dealers, one of which shall be Morgan Stanley & Co. Incorporated, from which the Company desires the Calculation Agent to obtain the Bids for the purchase of the Notes and (b) a copy of any other material reasonably requested by the Calculation Agent to facilitate a successful Coupon Reset Process.

               (b) Within one Business Day following receipt by the Calculation Agent of the Dealer List, the Calculation Agent shall provide to each dealer ("Dealer") on the Dealer List (i) a copy of the Pricing Supplement dated February 5, 1998, together with the Prospectus
        Supplement dated February 28, 1996 and Prospectus dated February 23, 1996, relating to the offering of the Notes (collectively, the "Pricing Supplement"), (ii) a copy of the form of Notes and (iii) a written request that each such dealer submit a Bid to the Calculation Agent by 12:00 noon, New York time, on the third Business Day prior to the Applicable Coupon Reset Date (the "Bid Date"). "Bid" shall mean an irrevocable written offer given by a Dealer for the purchase of all of the Notes, settling on the Applicable Coupon Reset Date, and shall be quoted by such Dealer as a stated yield to maturity on the Notes ("Yield to Maturity"). Each Dealer shall also be provided with (i) the name of the Company, (ii) an estimate of the Purchase Price (which shall be stated as a US Dollar amount and be calculated by the Calculation Agent in accordance with clause (c) below), (iii) the principal amount and Maturity Date of the Notes and (iv) the method by which interest will be calculated on the Notes.

               (c) The purchase price for the Notes in connection with the exercise of the Call Option (the "Purchase Price") shall be equal to (i) the principal amount of the Notes, plus (ii) a premium (the "Notes Premium") which shall be equal to the difference, if any, of (A) the discounted present value to the Applicable Coupon Reset Date of a bond with a maturity of five years from the Applicable Coupon Reset Date which has an interest rate of 5.35%, semi-annual interest payments on each February 5th and August 5th, commencing the August 5 following the Applicable Coupon Reset Date, and a principal amount equal to the principal amount of the Notes, and assuming a discount rate equal to the Treasury Rate minus (B) such principal amount of Notes. The "Treasury Rate" means the per annum rate equal to the offer side yield to maturity of the current on-the-run 5-year United States Treasury security per Telerate page 500 at 11:00 a.m., New York time, on the Bid Date (or such other date that may be agreed upon by the Company and the Calculation Agent) or, if such rate does not appear on Telerate page 500 at such time, the rate on any agreed upon successor page at 11:00 a.m., New York time, on the Bid Date (or such other date and time that may be agreed upon by the Company and the Calculation Agent).

               (d) The Calculation Agent shall provide written notice to the Company by 12:30 p.m., New York time, on the Bid Date, setting forth (i) the names of each of the Dealers from whom the Calculation Agent received Bids on the Bid Date, (ii) the Bid submitted by each such Dealer and (iii) the Purchase Price as determined pursuant to paragraph
        (c) hereof. The Calculation Agent shall thereafter select from the Bids received the Bid with the lowest Yield to Maturity (the "Selected Bid"); provided, however, that if the Calculation Agent has not received a timely Bid from a Dealer on or before the Bid Date, the Selected Bid shall be the lowest of all Bids received by such time; provided further that if any two or more of the lowest Bids submitted are equivalent, the Company shall in its sole discretion select any of such equivalent Bids (and such selected Bid shall be the Selected Bid). In all cases, the Calculation Agent has the right to match the Bid with the lowest Yield to Maturity, whereby the Calculation Agent's Bid becomes the Selected Bid. The Calculation Agent shall set the Coupon Reset Rate equal to the interest rate which would amortize the Notes Premium fully over the term of the Notes at the Yield to Maturity indicated by the Selected Bid (the "Coupon Reset Rate"). The Calculation Agent will notify the Dealer that submitted the Selected Bid by 4:00 p.m., New York time, on the Bid Date that its Bid was determined to be the Selected Bid.

               (e) Immediately after calculating the Coupon Reset Rate for the Notes, the Calculation Agent shall provide written notice to the Company and the Trustee, setting forth the Coupon Reset Rate. The Coupon Reset Rate will be effective from and including the Applicable Coupon Reset Date to but excluding the next Applicable Coupon Reset Date or, if there are no more Applicable Coupon Reset Dates, the Maturity Date.

               (f) The Callholder shall sell the Notes to the Dealer that made the Selected Bid at the Purchase Price, such sale to be settled on the Applicable Coupon Reset Date in immediately available funds.

        The Calculation Agency Agreement provides that the Calculation Agent for the Notes may resign at any time as Calculation Agent, such resignation to be effective ten Business Days after the delivery to the Company and the Trustee of notice of such resignation. The Company may terminate the incumbent Calculation Agent if reasonable cause (as defined in the Calculation Agency Agreement) exists at such time by giving written notice to such incumbent Calculation Agent. In either case, the Company may appoint a successor Calculation Agent for the Notes.

        The Calculation Agent, in its individual capacity, may buy, sell, hold and deal in the Notes and may exercise any vote or join in any action which any holder of the Notes may be entitled to exercise or take as if it were not the Calculation Agent. The Calculation Agent, in its individual capacity, may also engage in any transaction with the Company as if it were not the Calculation Agent.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain United States Federal income tax considerations relating to the purchase, ownership and disposition of the Notes by an initial holder of the Notes who purchases the Notes on the Original Issue Date. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury, regulations promulgated thereunder and current administrative rulings and court decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The discussion does not deal with all Federal tax considerations applicable to all categories of investors (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers), some of which may be subject to special rules. In addition, this summary is limited to holders who will hold the Notes as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. This summary only addresses the United States Federal income tax considerations of the Notes until the First Coupon Reset Date.

        Investors are urged to consult their own tax advisors to determine the Federal, state, local, foreign, and other tax consequences relating to the purchase, ownership and disposition of the Notes.

        Prospective investors should note that no rulings have been or are expected to be sought from the Internal Revenue Service (the "Service") with respect to any of the Federal income tax considerations discussed below, and no assurance can be given that the Service will not take contrary positions.

Treatment of Notes

        Although there is no authority on point characterizing instruments such as the Notes, and the matter is not free from doubt, the Company intends to treat the Notes as fixed rate debt instruments that mature on the First Coupon Reset Date for United States Federal income tax purposes. The issue price of the Notes will be equal to the first price at which a substantial amount of the Notes are sold for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesalers) without regard to any amount paid by the Callholder as option premium with respect to the Call Option. So viewed, each holder must include in gross income the stated interest paid or accrued on the Notes in accordance with its usual method of accounting. Upon the sale, exchange, redemption or other disposition by a holder of Notes, the holder should recognize capital gain or loss equal to the difference between the amount realized from the disposition of the Notes (exclusive of amounts attributable to the payment of accrued interest not previously included in income, which will be taxable as ordinary income) and the holder's adjusted tax basis in the Notes at the time of the sale, exchange, redemption or other disposition. A holder's adjusted tax basis in the Notes generally will equal the holder's purchase price for such Notes. Pursuant to the Taxpayer Relief Act of 1997, in the case of an individual holder, any capital gain recognized on the disposition of the Notes will generally be subject to U.S. Federal income tax at a stated maximum rate of
(i) 20%, if the holder's holding period in the Notes was more than 18 months at the time of such sale, exchange, redemption or other disposition, or (ii) 28%, if the holder's holding period in such Notes was more than one year, but not more than 18 months, at the time of such sale, exchange, redemption, or other disposition. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

        It is possible that the Service will disagree with or that a court will not uphold the foregoing treatment of the Notes. In particular, the Service could seek to treat the Notes as maturing on the Maturity Date rather than the First Coupon Reset Date, in which case the issue price of the Notes would include the premium paid by the Callholder with respect to the Call Option. Because of the Coupon Reset Process, if the Notes are treated as maturing on the Maturity Date, holders would be subject to certain Treasury Regulations dealing with contingent payment debt instruments (the "Contingent Debt Regulations"). Under the Contingent Debt Regulations, each holder would be required (regardless of such holder's usual method of accounting) to include in gross income original issue discount for each interest accrual period in an amount equal to the product of the adjusted issue price of the Notes at the beginning of each interest accrual period and a projected yield to maturity of the Notes. The projected yield to maturity would be based on the "comparable yield" (i.e., the yield at which the Company would issue a fixed rate debt instrument maturing on the Maturity Date, with terms and conditions otherwise similar to those of the Notes), which will be higher than the stated interest rate on the Notes prior to the First Coupon Reset Date. In addition, the character of any gain or loss recognized on the sale, exchange, retirement or other disposition of the Notes could differ from that set forth in the preceding paragraph. For example, if the Contingent Debt Regulations applied, any gain recognized on the sale of the Notes would be treated as interest income, while any losses would generally be ordinary to the extent of previously accrued original issue discount, and any excess would be capital loss. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

Foreign Holders of Notes

        Interest paid with respect to the Notes to a holder that is not a United States person (a "Foreign Holder") generally will not be subject to the 30% withholding tax generally imposed with respect to U.S. source interest paid to such persons, provided that such holder is not engaged in a trade or business in the United States in connection with which it holds such Notes, does not bear certain relationships to the Company and fulfills certain certification requirements. Under such certification requirements, the holder must certify, under penalties of perjury, that it is not a "United States person" and is the beneficial owner of the Notes, and must provide its name and address. For this purpose, "United States person" means a citizen or resident of the United States, a corporation, partnership, or other entity created or organized in or under the laws of the United States or any State thereof (including the District of Columbia), an estate the income of which is includible in gross income for United States Federal income tax purposes, regardless of its source, or a trust subject to the primary supervision of a court within the United States and the control of one or more U.S. persons with respect to all substantial decisions.

        A Foreign Holder generally will not be subject to United States Federal income tax with respect to any gain recognized upon the disposition of Notes unless (i) such gain is effectively connected with the conduct by the Foreign Holder of a trade or business in the United States, (ii) in the case of any individual holder, such Foreign Holder is present in the United States for 183 days or more in the taxable year during which the disposition occurs and certain other conditions are met or (iii) the Notes are treated as subject to the Contingent Debt Regulations and the holder fails to satisfy the certification requirements of the preceding paragraph.

Backup Withholding

        Payments made on the Notes and proceeds from the sale of Notes will not be subject to a "backup" withholding tax of 31% unless, in general, the holder fails to comply with certain reporting procedures and is not an exempt recipient under applicable provisions of the Code.

        Recently issued Treasury regulations (the "Final Withholding Regulations"), which are generally effective with respect to payments made after December 31, 1998, consolidate and modify the current certification requirements and means by which holders may claim exemption from United States federal income tax withholding on foreign persons and from backup withholding. Foreign Holders claiming benefits under an income tax treaty may be required to obtain a taxpayer identification number and to certify their eligibility under the treaty's limitation of benefits article in order to comply with the Final Withholding Regulations. Because the application of the Final Withholding Regulations will vary depending upon a holder's particular circumstances, all holders are urged to consult their own tax advisors regarding the application of the Final Withholding Regulations to them.


                        MORGAN STANLEY & CO. INCORPORATED
                        ---------------------------------


                                 NORTH CAROLINA

      The Commissioner of Insurance of the State of North Carolina has not approved or disapproved this offering nor has the Commissioner passed upon the accuracy or adequacy of this Prospectus.